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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 9, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     J Stanley Webb

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

     J S Webb is sole Trustee of the Webb Family Trust

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     The Webb Family Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary:

     Open Market Purchase

7.   Number of shares/amount of stock acquired:

     100

8.   Percentage of issued class:

     0.00%

9.   Number of shares/amount of stock disposed:


10.  Percentage of issued class:


11.  Class of security:

     10p ordinary

12.  Price per share:

     $34.50

13.  Date of transaction:

     12th November 1997

14.  Date company informed:

     7th December 1997

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15.  Total holding following this notification:

     100

16.  Total percentage holding of issued class following this notification:

     0.00%

If a director has been granted options by the company, please complete the following fields:

17.  Date of grant:


18.  Period during which or date on which exercisable:


19.  Total amount paid (if any) for grant of the option:


20.  Description of shares or debentures involved: class, number:


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:


22. Total number of shares or debentures over which options held following this notification:


23.  Contact name for queries:

     Karin Watt

24.  Contact telephone number:

     01635 565489

25.  Name of company official responsible for making notification:

     Karin Watt

Additional Information:


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: December 9, 1997                    By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary